NORSAT 2011 YEAR-END EARNINGS RELEASE AND CONFERENCE CALL NOTICE

Vancouver, British Columbia – March 1, 2012 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of communications solutions, announced today that it will release its year-end results for fiscal 2011 on Friday, March 9, 2012. Management will hold a conference call that same day at 8:30 am Pacific time (11:30 am Eastern Time) to discuss the results. Dr. Amiee Chan, Norsat’s President and CEO, cordially invites all interested parties to participate in the conference call.

CONFERENCE CALL DETAILS:

DATE: Friday, March 9, 2012

TIME: 8:30 am Pacific Time (11:30 am Eastern Time)

DIALIN_NUMBER: 416-764-8646 or 1-888-396-8049

CONFERENCE ID: Norsat Investor Call

Please connect approximately 10-15 minutes prior to the beginning of the call to ensure participation.

A digital recording and transcript of the call will be available within a few hours after the live call at:

http://www.norsat.com/investor-info/conference-call-recordings

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions and remote network solutions.  Additionally, through its Norsat Power Solutions Division, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors.  Norsat also provides engineering consulting to meet customers’ specific needs.  More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

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For further information, contact:

Dr. Amiee Chan

Mr. Arthur Chin

President & CEO

Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2809

Email: achan@norsat.com

            Email: achin@norsat.com